AB 3/6/03

03014287

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION 181 WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-007854-C~~ 23340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepard & Vrbanac Securities, Inc. ~~Robert W. Vrbanac, President~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 South Main St., Suite 201
(No. and Street)

Akron	Ohio	44308-1803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Vrbanac 330-253-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donovan, Klimczak and Company
(Name – *if individual, state last, first, middle name*)

484 South Miller Road	Fairlawn	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/03

OATH OR AFFIRMATION

I, Robert W. Vrbanac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepard & Vrbanac Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

PATTY A. ADOLPHSON, NOTARY PUBLIC
State of Ohio
Resident Summit County
My Commission Expires
April 23, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEPARD & VRBANAC SECURITIES, INC.
Financial Statements
Year Ended December 31, 2002

SHEPARD & VRBANAC SECURITIES, INC.
Financial Statements
Year Ended December 31, 2002

INDEX

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
SHEPARD & VRBANAC SECURITIES, INC.
AKRON, OHIO

We have audited the accompanying Balance Sheet of Shepard & Vrbanac Securities, Inc. (an S Corporation) as of December 31, 2002, and the related Statements of Income and Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepard & Vrbanac Securities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 14, 2003

SHEPARD & VRBANAC SECURITIES, INC.
Balance Sheet
December 31, 2002

ASSETS

Current Assets:		
Cash	$	20,223
Accounts Receivable - Trade		44,929
Total Current Assets		65,152
Furniture and Fixtures		248,572
Less: Accumulated Depreciation		210,555
Net Furniture and Fixtures		38,017
Other Asset:		
Deposit		50,000
TOTAL ASSETS	$	153,169

The Accompanying Notes Are an Integral Part of These Statements

SHEPARD & VRBANAC SECURITIES, INC.
Balance Sheet
December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable - Commissions	$	18,853
Accrued Payroll		4,787
Accrued and Withheld Payroll Taxes		615
Total Current Liabilities		24,255
Stockholder's Equity:		
Capital Stock, 250 Shares Issued, 122.5 Shares Outstanding, No Par Value		32,500
Retained Earnings		291,059
Less: Treasury Stock at Cost, 127.5 Shares		(194,645)
Total Stockholder's Equity		128,914
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	153,169

The Accompanying Notes Are an Integral Part of These Statements

SHEPARD & VRBANAC SECURITIES, INC.
Statement of Income and Retained Earnings
Year Ended December 31, 2002

Revenues - Commissions and Fees	$ 986,107
Less: Commissions Expense	251,406
Net Revenues	734,701
Operating Expenses	726,793
Income from Operations	7,908
Other Income:	
Interest Income	662
NET INCOME	8,570
Dividends Paid	(59,703)
Retained Earnings - Beginning of Year	342,192
Retained Earnings - End of Year	$ 291,059

The Accompanying Notes Are an Integral Part of These Statements

SHEPARD & VRBANAC SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net Income	$	8,570
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation		18,689
(Increase) Decrease in:		
Accounts Receivable - Trade		7,523
Marketable Securities		3,300
Prepaid Expenses		350
(Decrease) Increase in:		
Accounts Payable		6,711
Accrued Payroll		4,787
Accrued and Withheld Payroll Taxes		(11,304)
Retirement Plan Contribution Payable		(3,684)
Net Cash Provided by Operating Activities		34,942
Cash Flows from Investing Activities:		
Purchase of Furniture and Fixtures		(8,561)
Net Cash (Used) by Investing Activities		(8,561)
Cash Flows from Financing Activities:		
Dividends Paid		(59,703)
Net Cash (Used) by Financing Activities		(59,703)
Net (Decrease) in Cash		(33,322)
Cash at Beginning of Year		53,545
Cash at End of Year	$	20,223

The Accompanying Notes Are an Integral Part of These Statements

SHEPARD & VRBANAC SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING INFORMATION

Nature of Business

The Company was incorporated under the laws of the State of Ohio on February 14, 1979. The Company is a brokerage firm with its principal office in Akron, Ohio.

Income Taxes

The Company with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. Under this election, the Company's taxable income is reportable by the stockholder. Therefore, no provision or liability for income taxes has been included in these financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - ACCOUNTS RECEIVABLE - TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C - FURNITURE AND FIXTURES

Assets are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to assets are capitalized. Depreciation is calculated on the modified accelerated cost recovery system over the useful life of the asset. Depreciation for the year ended December 31, 2002 amounted to $18,689.

NOTE D - DEPOSIT

A deposit totaling $50,000 represents an interest bearing Escrow Account held by Mesirow Financial, Inc. at December 31, 2002.

NOTE E - COMMITMENTS

The Company conducts its Akron operations from leased facilities under a non-cancelable operating lease that expires in June 2011. Rental expense including utilities and the Company's share of the building expenses totaled $68,786 in 2002.

The following is a schedule by years of future minimum rentals under the lease at December 31, 2002:

2003	$ 44,220
2004	44,220
2005	44,220
2006	53,448
2007	62,676
Later Years	219,366
	$ 468,150

NOTE F – SIMPLE IRA PLAN

The Company maintains a Simple IRA Pension Plan covering all employees who earned $5,000 or more, per year, during any two prior years of employment. The Company contributes a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. Employee elective deferrals are limited to $7,500 per year. The Company's contribution for the year ended December 31, 2002 totaled $8,456.

SUPPLEMENTARY INFORMATION

SHEPARD & VRBANAC SECURITIES, INC.
Schedule of Operating Expenses
Year Ended December 31, 2002

Officer's Salary	$ 27,500
Office Salaries	368,329
Payroll Taxes	30,055
Retirement Expense	8,456
Consulting Fees	9,561
Registration, Quotes, Stock Exchange Fees	20,785
Telephone	15,231
Rent and Utilities	68,786
Advertising and Promotional	4,522
Donations	2,200
Depreciation	18,689
Insurance	6,949
Hospitalization	32,658
Office Expense	34,704
Postage	6,450
Equipment Rental and Information Services	17,746
Customer Parking	730
Dues and Subscriptions	6,486
Legal Fees	20,000
Accounting Fees	10,585
Travel and Entertainment	2,387
Repairs and Maintenance	3,814
Professional Development	1,271
Corporate Taxes	1,900
Vehicle Expense	6,999
TOTAL OPERATING EXPENSES	$ 726,793

SHEPARD & VRBANAC SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Capital Stock	Treasury Stock	Retained Earnings	Total
Beginning Balance	$ 32,500	$ (194,645)	$ 342,192	$ 180,047
Add: Current Year Net Income	-	-	8,570	8,570
Less: Dividends Paid	-	-	(59,703)	(59,703)
Ending Balance	$ 32,500	$ (194,645)	$ 291,059	$ 128,914

SHEPARD & VRBANAC SECURITIES, INC.
Computation of Net Capital
At December 31, 2002

NET CAPITAL COMPUTATION	
Total Stockholder's Equity from December 31, 2002 Financial Statements	$ 128,914
Less Nonallowable Assets:	
Accounts Receivable - 12 B-1 Commissions	4,300
Fixed Assets (Net of Depreciation)	38,017
Net Capital Before Haircuts on Securities Positions	86,597
Haircuts on Securities Positions	
Money Market Funds (.2%)	37
NET CAPITAL	86,560
Less: Minimum Dollar Net Capital Requirement	50,000
EXCESS NET CAPITAL	$ 36,560
EXCESS NET CAPITAL AT 1000%	$ 84,134

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Shepard & Vrbanac Securities, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

Shepard & Vrbanac Securities, Inc. uses Mesirow Financial, Inc. as a clearing agent and to perform custodial functions relating to customer securities. Therefore, Shepard & Vrbanac Securities, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 14, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Shepard & Vrbanac Securities, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

Shepard & Vrbanac Securities, Inc. uses Mesirow Financial, Inc. for possession of customer funds and as custodian for all customer securities. Accordingly, Shepard & Vrbanac Securities, Inc. is not subject to the requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 14, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Shepard & Vrbanac Securities, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of Shepard & Vrbanac Securities, Inc. for the year ended December 31, 2002 did not disclose any material differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A Focus Report.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 14, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
SHEPARD & VRBANAC SECURITIES, INC.
AKRON, OHIO

We have examined the financial statements of Shepard & Vrbanac Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 14, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Shepard & Vrbanac Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 14, 2003